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29 January 2010

TO: AND TO: AND TO: AND TO:	Commission des valeurs mobilières du Québec Securities Commission of Newfoundland British Columbia Securities Commission Sino Gold Mining Limited

Dear Sirs/Mesdames:

Re: Consent of Michael Warren, Principal Consultant (Project Evaluations)

I refer you to the take-over bid circular of Sino Gold Mining Limited dated 10 October 2007 (the “Circular”).

I further refer you to the technical report entitled “Jinfeng Gold Mine, Guizhuo Province, China” dated 10 October 2007 and filed on SEDAR (the “Jinfeng Technical Report”). The Jinfeng

Technical Report is referred to in the Circular.

I hereby consent to the use of my name in the Circular and to the information summarized therein derived from the Jinfeng Technical Report.

I confirm that I have read the relevant portions of the Circular and that such portions of the Circular fairly and accurately represent the information in the Jinfeng Technical Report.

I also confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Jinfeng Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties.

M J Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD

Principal Consultant (Project Evaluations)

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MWARR	SIN015 NI43-101 Author Consent Jinfeng Warren 20100129.doc			29 January 2010